UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024.

 Commission File Number 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

NATURA &CO HOLDING S.A.

Publicly Held Company

CNPJ/MF nº 32.785.497/0001-97

NOTICE TO THE MARKET

Natura &Co Holding S.A. (B3: NTCO3) (“Company”), pursuant to art. 12 of CVM Resolution no. 44, of August 23, 2021, as amended, hereby informs its shareholders and the market in general that it received, on this date, a letter from its founding shareholder, Mr. Antonio Luiz da Cunha Seabra, through which he communicates the decrease of his shareholding stake in the Company from 14.36% to 4.79%.

The decrease in the shareholding, when effected, will take place through the donation, to his wife and his siblings, of the bare ownership of common shares issued by the Company, with the reservation of the lifetime usufrust rights of the shares´political and economic rights, and will therefore, not result in a change in shareholder control or in the Company's administrative structure.

The full text of the letter is attached to this notice to the market.

São Paulo, December 3, 2024.

Guilherme Castellan

Chief Financial and Investor Relations Officer

**Natura &Co Holding S.A.**
Avenida Alexandre Colares, No. 1.188, Parque Anhanguera
Zip Code 05106-000
São Paulo, SP, Brazil
**Attn: Mr. Guilherme Strano Castellan**
Investors Relations Officer
Tel.: 55 (11) 4389-9700
Email: ri@natura.net

**NATURA &CO HOLDING S.A. – Disclosure of Material Equity Holding**

Dear Sirs,

**1** For the purpose of article 12 of the Brazilian Securities Commission ("**CVM**") Resolution No. 44, of August 23, 2021, we request the Investor Relations Officer of Natura &Co Holding S.A ("**Company**") to disclose the following information to the CVM and to the relevant authorities:

(i) the Company's shareholder, Antonio Luiz da Cunha Seabra ("**Antonio Luiz**"), decided to donate the bare ownership of common shares issued by the Company, reserving the lifetime usufruct (*usufruto vitalício*) of all political rights and economic rights, with his wife Lucia Helena Rios Seabra and his children Adriana Rauci Seabra, Luis Henrique Raucci Seabra, Luis Fernando Raucci Seabra and Estela Rios Seabra as grantees ("**Donation"**);

(ii) the Donation will be submitted to the Central Bank of Brazil and the Bookkeeping Agent. Antonio Luiz's stake will be reduced from 14.36% to 4.79% (66,465,205 shares), a reduction of 9.57%, with his wife Lucia Helena Seabra now holding rights to 4.78% (66,360,096 shares) and each of their children now holding bare ownership of 1.20% (16,590,000 shares each); and

(iii) the purpose of the Donation is to facilitate the succession of the aforementioned controlling shareholder, and therefore does not result in a change in the Company's shareholding control nor management structure.

**2** We remain at your disposal for any further clarifications or comments you may deem necessary on the subject.

Yours faithfully,

**Antonio Luiz da Cunha Seabra**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan

Name: Guilherme Strano Castellan

Title: Principal Financial Officer

By:	/s/ Itamar Gaino Filho

Name: Itamar Gaino Filho

Title: Chief Legal and Compliance Officer

Date: December 3, 2024